Exhibit 3.1

CERTIFICATE OF
AMENDMENT TO
AMENDED AND
RESTATED
CERTIFICATE OF
INCORPORATION OF
SENESTECH, INC.

SENESTECH, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.      The name of the Corporation is SenesTech, Inc.

2.      The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved the proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Amended and Restated Certificate of Incorporation of the Corporation as follows:

3.      Article IV of the Amended and Restated Certificate of Incorporation is hereby amended by deleting the last paragraph of Article IV in its entirety and adding the following paragraph as the last paragraph of such Article IV.

“Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Corporation, each 20 shares of the Corporation’s Common Stock, par value $0.001 per share (“Common Stock”), issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional interests as described below. Notwithstanding the immediately preceding sentence, no fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares, will automatically be entitled to rounding up of their fractional share to the nearest whole share. No stockholders will receive cash in lieu of fractional shares. Each certificate that immediately prior to the Effective Time represented shares of Common Stock shall thereafter automatically and without the necessity of presenting the same for exchange, subject to the adjustment for fractional shares as described above, represent that number of whole shares of Common Stock into which the shares of Common Stock formerly represented such certificate shall have been combined, provided however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

4.      The foregoing amendment shall become effective on February 4, 2020, at 4:01 p.m, Eastern Time.

IN WITNESS WHEREOF, SenesTech, Inc. has caused this Certificate of Amendment to be executed as of this February 4, 2020.

SENESTECH, INC.

By:	/s/ Kenneth Siegel
Name: Kenneth Siegel
Title: Chief Executive Officer